EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	March 31, 2008

Income before provision for income taxes and fixed charges (Note A)	$96,390,368

Fixed charges:
Interest on long-term debt	$32,248,704
Interest on short-term debt	2,443,098
Interest on note payable to securitization trust	4,250,000
Other interest	1,026,223
Rental expense representative of an interest factor (Note B)	4,873,627

Total fixed charges	$44,841,652

Ratio of earnings to fixed charges	2.15	x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).